UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)
Cadeler A/S
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
12738K109
(CUSIP Number)
Mr. Emanuele Lauro 99, Boulevard du Jardin Exotique Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	12738K109

1.	NAME OF REPORTING PERSONS

Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

37,649,180

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

37,649,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,649,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.09%[1]

14.	TYPE OF REPORTING PERSON

CO
1 Based on 311,409,868 shares issued and outstanding as of January 1, 2024, according to information provided by the Issuer.

CUSIP No.	12738K109

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

37,649,180

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

37,649,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,649,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.09%[1]

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	12738K109

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,758,834

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,758,834

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.02%[1]

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	12738K109

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares, nominal value DKK 1 per share (the “Shares”), including Shares represented by American Depositary Shares (“ADSs”, each representing 4 Shares) of Cadeler A/S (the “Issuer”). The principal executive office of the Issuer is Arne Jacobsens Alle 7, 7th floor DK-2300 Copenhagen S, Denmark.

Item 2.	Identity and Background.
This Schedule 13D is being jointly filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings, (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings and SSH, the “Reporting Persons”).

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of approximately 12.09% of the Issuer’s outstanding Shares and SSH may be deemed the beneficial owner of approximately 3.02% of the Issuer’s outstanding Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties.

The principal business address and principal office address of each of the Reporting Persons is 99, Boulevard du Jardin Exotique, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment (1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSH, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	Britain
Cameron Mackey	Director and Chief Operating Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	USA
Filippo Lauro	Director and Vice President of Scorpio Holdings, SSH, and other entities within the Scorpio group of companies, and Vice President of Scorpio Tankers Inc.	Italy

(1) The business address of the Principals, Scorpio Tankers Inc., and other entities within the Scorpio group of companies is 99, Boulevard du Jardin Exotique, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The information included in Item 2 and Item 4 is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

 On June 16, 2023, the Issuer and Eneti Inc. (“Eneti”), entered into the business combination agreement (the “Business Combination Agreement”), pursuant to which, in part, the Issuer agreed to offer to exchange for each outstanding share of common stock, par value $0.01 per share (the “Eneti Shares”), validly tendered and not validly withdrawn in the offer, ADSs representing, in the aggregate, 3.409 Shares with each ADS representing four Shares (the “Cadeler ADSs”), subject to payment of cash compensation with respect to any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes. The foregoing offer is referred to as the “Tender Offer.”

Pursuant to the Business Combination Agreement and on the same date thereof, Scorpio Holdings and SSH each entered into tender and support agreements (the “Tender and Support Agreements”) with the Issuer, pursuant to which Scorpio Holdings and SSH agreed to, among other things, tender all Eneti Shares held by Scorpio Holdings and SSH, respectively, to be validly and irrevocably tendered into the Tender Offer.

The Issuer launched the Tender Offer on November 7, 2023, and Scorpio Holdings and SSH validly tendered all Eneti Shares beneficially owned by Scorpio Holdings and SSH, which were 8,285,222 and 2,758,834 Eneti Shares, respectively. The Tender Offer expired on December 14, 2023 and the Eneti Shares tendered in the Offer were exchanged for Cadeler ADSs on December 19, 2023. As a result, Scorpio Holdings received 7,061,079 Cadeler ADSs, representing 28,244,316 Shares, and SSH received 2,351,216 Cadeler ADSs, representing 9,404,864 Shares.

Item 5.	Interest in Securities of the Issuer.
(a,b)
As of  January 1, 2024, the Issuer had 311,409,868 shares outstanding. Based on the foregoing, as of the date of this filing:

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of  37,649,180 Shares, representing approximately 12.09% of the Issuer’s outstanding Shares. Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Shares.

SSH may be deemed the beneficial owner of 2,758,834 Shares, representing approximately 3.02% of the Issuer’s outstanding Shares. SSH, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Shares.

As of the date of this filing, the Principals may be deemed to be the beneficial owners of an aggregate of 7,747,160 Shares, with the sole power to vote and dispose of the Shares that each Principal respectively owns.

(c)
Except for the agreements described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there have been no transactions in the Shares effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information in Item 4 of this Amendment is incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2024
SCORPIO HOLDINGS LIMITED*

By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Director and Vice President

SCORPIO SERVICES HOLDING LIMITED*

By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Director and Vice President

ANNALISA LOLLI-GHETTI*

By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

* The Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).